SE

19008362

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69478 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CR Capital Distributors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**140 Newport Center Drive, Suite 150**
(No. and Street)

| **Irvine** | **CA** | **92660** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Phil Meserve** **949-630-0481**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Ronald Blue & Co.**
(Name - if individual, state last, first, middle name)

| **1551 N. Tustin Ave., Suite 1010** | **Santa Ana** | **California** | **92705** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Phillip D. Meserve, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CR Capital Distributors LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO
Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [√] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

ANNE MANSOUR
Commission # 2115355
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2019

*Place Notary Seal and/or Stamp Above*

Subscribed and sworn to (or affirmed) before me

on this 27 day of February, 2019,
by *Date* *Month* *Year*

(1) PHILIP D. MESERVE

(and (2) ____________________),

*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Anne Mansour
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Oath or Affirmation

Document Date: 2/27/2019. Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

**CR CAPITAL DISTRIBUTORS, LLC**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**December 31, 2018**

**CR CAPITAL DISTRIBUTORS, LLC**

**December 31, 2018**

**TABLE OF CONTENTS**

RonaldBlue&Co.
CPAs and Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CR Capital Distributors, LLC
Newport Beach, California

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CR Capital Distributors, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Ronald Blue & Co.**
**CPAs and Consultants, LLP**
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

*phone* 714.543.0500
*fax* 714.543.1567

RONBLUECPA.COM

**Auditor's Report on Supplemental Information**

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CR Capital Distributors, LLC's auditor since 2015.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

**CR CAPITAL DISTRIBUTORS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
December 31, 2018

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 216,692 |
| Deposit in transit | | 75,000 |
| Accounts receivable | | 60,182 |
| Other receivables | | 3,500 |
| Prepaid expenses | | 72,405 |
| Total current assets | | 427,779 |
| Computer equipment, net | | 5,209 |
| Total assets | $ | 432,988 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 139,003 |
| Accrued expenses | | 112,617 |
| Total liabilities | | 251,620 |
| **Members' equity** | | 181,368 |
| Total liabilities and members' equity | $ | 432,988 |

See report of independent registered public accounting firm and notes to financial statements.

## CR CAPITAL DISTRIBUTORS, LLC

### STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

| | |
|---|---|
| **Revenue** | |
| Commission income | $ 473,128 |
| Total revenues | 473,128 |
| **Operating Expenses** | |
| Fees and licenses | 40,169 |
| Insurance | 104,799 |
| General and administrative | 810,902 |
| Legal and professional | 165,591 |
| Total operating expenses | 1,121,461 |
| Income (loss) before provisions for income taxes | (648,333) |
| Provision for income taxes | 2,011 |
| Net income (loss) | $ (650,344) |

See report of independent registered public accounting firm and notes to financial statements.

## CR CAPITAL DISTRIBUTORS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2018

| | Capital Contributions | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balances at December 31, 2017 | $ 1,634,503 | $ (1,487,791) | $ 146,712 |
| Net (loss) | - | (650,344) | (650,344) |
| Contributions | 685,000 | - | 685,000 |
| Balances at December 31, 2018 | $ 2,319,503 | $ (2,138,135) | $ 181,368 |

See report of independent registered public accounting firm and notes to financial statements.

**CR CAPITAL DISTRIBUTORS, LLC**

**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF CREDITORS**
For the Year Ended December 31, 2018

For the year ended December 31, 2018, no subordinated liabilities or agreements exist in the financial statements of CR Capital Distributors, LLC.

See report of independent registered public accounting firm and notes to financial statements.

## CR CAPITAL DISTRIBUTORS, LLC

### STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net (loss) | $ | (650,344) |
| Adjustments to reconcile net income (loss) to net cash change in operating activities: | | |
| Depreciation | | 1,898 |
| Changes in operating assets and liabilities: | | |
| Deposit in transit | | (75,000) |
| Accounts receivable | | (30,744) |
| Other receivables | | 10,139 |
| Prepaid expenses | | 1,982 |
| Accounts payable | | (14,810) |
| Accrued expenses | | 48,458 |
| Net change in cash from operating activities | | (708,421) |
| **Cash flows from financing activities** | | |
| Members' contributions | | 685,000 |
| Net change in cash flows from financing actvities | | 685,000 |
| Net change in cash | | (23,421) |
| **Cash and cash equivalents, beginning of year** | | 240,113 |
| **Cash and cash equivalents, end of year** | $ | 216,692 |
| **Supplemental disclosures of cash flow information** | | |
| Cash paid for: | | |
| Income taxes | $ | 2,011 |
| Interest | $ | 1,512 |

There were no investing or non-cash financing activities for the year ended December 31, 2018.

See report of independent registered public accounting firm and notes to financial statements.

CR CAPITAL DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

**Note 1 – Summary of significant accounting policies**

Organization and nature of business

On February 28, 2018, the Company changed the name from Crossroads Capital Distributors, LLC to CR Capital Distributors, LLC (the Company). The Company, a Delaware limited liability company, was formed on August 26, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is governed under a limited liability agreement, commencing on August 26, 2009, amended and restated as of January 1, 2014, with a subsequent amendment dated May 1, 2018, and will terminate December 31, 2050.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. The Company's business consists of the offering and sale of mutual funds, variable life insurance or annuities, business development companies, direct participation programs, limited partnerships, oil and gas interests, and private placements of securities.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

**Note 1 – Summary of significant accounting policies (continued)**

Commissions receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Concentrations of credit risk

*Credit risk*

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

**Note 2 – Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a year after commencing business and then after that year 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2018, the Company had net capital of $25,254 which was $8,479 in excess of its required minimum net capital of $16,775. The Company's aggregate indebtedness to net capital ratio was 996.36% at December 31, 2018.

**Note 3 – Related party transactions**

The Company had entered into an expense sharing agreement with Crossroads Capital Insurance Services, Inc. (CCIS), under which CCIS would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCIS according to the terms of the expense agreements. During the year ended December 31, 2018, the Company paid $24,090 for costs related to the expense agreements.

The Company entered into an expense sharing agreement with Crossroads Capital Management, LLC (CCM), under which CCM would be responsible for the rent, shared services, and communication services of the Company.

**Note 3 – Related party transactions (continued)**

The Company reimburses CCM according to the terms of the expense agreements. During the year ended December 31, 2018, the Company paid $6,022 for costs related to the expense agreements.

The Company entered into an expense sharing and management agreement with CR Capital Financial, LLC (CRCF) in which the Company reimburses CRCF for commission payments made to employees under a shared services agreement. The total amount of payments made under this agreement for the year ended December 31, 2018 amounted to $7,993.

The Company is affiliated to CCIS, CCM, CRCF, and Crossroads Capital Group, LLC (CCG) through common ownership by its members.

**Note 4 – Income taxes**

The provision for income taxes for the year ended December 31, 2018, consisted of the following:

| | | |
|---|---|---|
| State | $ | 2,011 |
| Total | $ | 2,011 |

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2018, the Company's tax years for 2014, 2015, 2016, and 2017 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2018, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2013.

**Note 5 – Subsequent events**

Management has evaluated subsequent events through February 26, 2019, the date on which the financial statements were available to be issued.

CR CAPITAL DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

**Computation of net capital**

| | | |
|---|---|---|
| Total member's equity | $ | 181,368 |
| Deduct nonallowable assets | | (156,114) |
| Net capital | $ | 25,254 |

**Aggregate indebtedness**

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Various liabilities | $ | 251,620 |
| Total aggregate indebtedness | $ | 251,620 |
| Ratio: Aggregate indebtedness to net capital | | 996.36% |

**Computation of basic net capital requirement**

| | | |
|---|---|---|
| Minimum dollar net capital required: | | |
| Company | $ | 5,000 |
| 6-2/3% of total aggregate indebtedness | | 16,775 |
| Minimum dollar net capital required | | 16,775 |
| Net capital, as calculated above | | 25,254 |
| Excess (deficit) net capital | | 8,479 |
| Net capital less 10% of total aggregate indebtedness | | 92 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 25,254 |

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See report of independent registered public accounting firm

**CR CAPITAL DISTRIBUTORS, LLC**

**STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2018

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2018, with the final audit report attached.

**CR CAPITAL DISTRIBUTORS, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

**CR CAPITAL DISTRIBUTORS, LLC**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

RonaldBlue&Co.
CPAs and Consultants

## REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
CR Capital Distributors, LLC
Newport Beach, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CR Capital Distributors, LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

**Ronald Blue & Co.**
**CPAs and Consultants, LLP**
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

*phone* 714.543.0500
*fax* 714.543.1567

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

CROSSROADS CAPITAL DISTRIBUTORS, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

| Check # | Check Date | Vendor Name | Amount |
|---|---|---|---|
| 1346 | 2/12/2019 | SIPC | $ 12.38 |
| | | Total payments made | $ 12.38 |

RonaldBlue&Co.
CPAs and Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CR Capital Distributors, LLC
Newport Beach, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CR Capital Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2019

**Ronald Blue & Co.**
**CPAs and Consultants, LLP**
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

*phone* 714.543.0500
*fax* 714.543.1567

Capital Group

**Exemption Report**
**December 31, 2018**

CR Capital Distributors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018, without exception.

I, Phil Meserve, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

NAME: Phil Meserve
TITLE: President & CEO

140 Newport Center Drive, Suite 150, Newport Beach, CA 92660
Office 949.629.4330